UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 05, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

Notice of AGM has been posted to shareholders

Westonaria, 5 April 2017: Shareholders are advised that the Company yesterday posted its 2016 Summarised Report and the Notice of the Annual General Meeting. This document was released electronically on 30 March 2017 and is also available online at https://www.sibanyegold.co.za/investors/financial-reporting/annual-reports/2016.

The AGM will be held at Sibanye Gold Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on 23 May 2017 at 09:00.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) is 19 May 2017. The last day to trade in order to be registered in the Company's securities register is 16 May 2017.

CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 05, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer